Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-226427

March 20, 2019

Marsh & McLennan Companies, Inc.

$250,000,000 4.375% Senior Notes due 2029

Issuer:	Marsh & McLennan Companies, Inc.

Title of Securities:	4.375% Senior Notes due 2029

Legal Format:	SEC-Registered

Trade Date:	March 20, 2019

Settlement Date*:	March 27, 2019 (T+5)

Expected Ratings / Outlook (Moody’s / S&P)**:	Baa1 (Negative) / A- (Negative)

Maturity Date:	March 15, 2029

Principal Amount:	$250,000,000; the Notes constitute a further issuance of, and will form a single series with, the $1,250,000,000 aggregate principal amount of 4.375% Senior Notes due 2029 issued on January 15, 2019. The issuance of the Notes will increase the total aggregate principal amount of the notes of this series to $1,500,000,000.

Price to Public:	104.286% of Principal Amount, plus accrued interest from January 15, 2019 to, but excluding, March 27, 2019 in the amount of $2,187,500

Net Proceeds to Issuer (before offering expenses and excluding pre-issuance accrued interest):	$259,090,000

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price and Yield:	100-09+; 2.591%

Spread to Benchmark Treasury:	+ 125 basis points

Re-Offer Yield:	3.841%

Coupon:	4.375%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2019

Use of Proceeds:	The net proceeds of this notes offering will be used to fund, in part, the pending acquisition (the “Acquisition”) of Jardine Lloyd Thompson Group plc (“JLT”), including the payment of related fees and expenses, and the repayment of certain JLT indebtedness, as well as for general corporate purposes.

Special Mandatory Redemption:	If (i) the Acquisition is not consummated on or prior to December 31, 2019, (ii) the Cooperation Agreement, dated as of September 18, 2018, by and among the Issuer, MMC Treasury Holdings (UK) Limited, a wholly-owned subsidiary of the Issuer, and JLT, is terminated or (iii) the Issuer notifies the Trustee that it will not pursue the consummation of the Acquisition (each, a “special mandatory redemption event), then the Issuer must redeem all of the Notes at a redemption price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date. The “special mandatory redemption date” will be no later than the 3rd business day following the delivery to the trustee of a notice of special mandatory redemption, which shall be delivered promptly (and in any event not more than 5 business days) following such special mandatory redemption event.

Optional Redemption –Make-Whole Call:	Then current Treasury Rate + 25 basis points prior to December 15, 2028

Optional Redemption –Par Call:	On or after December 15, 2028, three months prior to the Maturity Date

CUSIP / ISIN:	571748 BG6 / US571748BG65

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Drexel Hamilton, LLC

GC Securities, a division of MMC Securities LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

Conflicts of Interest:	GC Securities is a division of MMC Securities LLC, which is an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc. MMC Securities LLC is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and as a result of GC Securities’ participation as an underwriter in this offering it is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA (“Rule 5121”). Therefore, this offering will be conducted in accordance with Rule 5121, which requires that GC Securities not make sales to discretionary accounts without the prior written consent of the account holder. A qualified independent underwriter is not necessary for this offering pursuant to Rule 5121(a)(1)(C).

*

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) Goldman Sachs & Co. LLC toll free at 1-866-471-2526, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) Deutsche Bank Securities Inc. toll free at 1-800-503-4611, (iv) HSBC Securities (USA) Inc. toll free at 1-866-811-8049 and (v) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.